Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ttomaselli@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3180	facsimile:	(212) 318-3400
June 9, 2008
VIA FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Carmen Moncado-Terry
Re: TXCO Resources Inc. Amendment No. 1 to Form S-3
     Filed May 16, 2008
     File No. 333-150107
Dear Ms. Moncado-Terry:
     As discussed last week please find below a list of filings made by other companies who have entered into similar call spread agreements. As was the case in the call spread agreements described in the filings listed below, the call spread agreements entered into by TXCO Resources Inc. (“TXCO”) are pursuant to separate agreements with Capital Ventures International and are not part of the terms of the preferred stock.

Commission
Name of Company	File No.	Type of Filing	Filing Date	Page References
Computer Associates International, Inc.	001-9247	Amendment No. 2 to Form S-3 (Registration No. 333-105337)	9/4/2003	Page Nos. 30-35

Ciena Corporation	000-21969	424(b)(5) (Registration No. 333-132952)	4/3/2006	Page No. S-18

JA Solar Holdings Co., Ltd.	001-33290	424(b)(5) (Registration No. 333-150824)	5/15/2008	Page No. S-68

Coceptus, Inc.	000-27596	Form 8-K	2/6/2007	Page No. 1

Earthlink, Inc.	001-15605	Form 10-Q	5/2/2008	Page Nos. 12-13

Raser Technologies, Inc.	001-32661	Form 10-Q	5/12/2008	Page No. 15

Medical Properties Trust	001-32559	Form 10-Q	5/9/2008	Page No. 14
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

United States Securities and Exchange Commission
June 9, 2008

     In addition, as discussed I will send a letter to you further describing the call spread agreements entered into by TXCO containing an explanation as to why such agreements are separate from TXCO’s sale of convertible preferred stock and do not effect the stockholders’ rights under the convertible preferred stock.
     Please feel free to contact the undersigned at (212) 318-3180 if you have any questions relating to the foregoing.
Very truly yours,
/s/ Traci M. Tomaselli
Traci M. Tomaselli